787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 28, 2018

Ms. Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock FundsSM (File No. 811-05742)

Dear Ms. Stout:

On behalf of BlackRock FundsSM (the “Registrant”), this letter responds to follow-up comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Dean Caruvana and Mia Pillinger by telephone on April 18, 2018 with respect to the correspondence submitted on March 28, 2018 (the “Correspondence”) regarding the annual reports to shareholders (each, an “Annual Report” and collectively, the “Annual Reports”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s response to each comment is set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Annual Report(s).

Comment No. 1: The Staff notes that the fee table in the prospectus of each fund in the BlackRock fund complex should accurately reflect any tax expenses. Therefore, the Staff asks for confirmation that the fee table in each current prospectus of each fund in the BlackRock fund complex reflects any tax expenses incurred during the prior fiscal year.

Response: The fee table in the current prospectus for each fund in the BlackRock fund complex reflects tax expenses incurred during the prior fiscal year, if any (to the extent required to be reflected therein under Form N-1A).

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

June 28, 2018

Comment No. 2: Confirm that all marketing materials for funds in the BlackRock fund complex accurately reflect the tax expenses, if any. To the extent they do not, please confirm that they will be revised.

Response: The marketing materials for each fund in the BlackRock fund complex reflects such fund’s tax expenses, where applicable.

Comment No. 3: In connection with reviewing each fund in the BlackRock fund complex pursuant to Comment No. 1, for any funds whose tax expenses between the Annual Report and current prospectus do not match, please provide (i) the fund name, (2) the applicable year and (3) if the fee table in the prospectus did not accurately reflect tax expenses, the number and dollar amount of shares sold during the applicable period.

Response: The tax expenses for each fund in the BlackRock fund complex reflected in its current Annual Report, if any, match those reflected in the fee table of its current prospectus (to the extent required to be reflected therein under Form N-1A).

Comment No. 4: Please provide an explanation for how the funds in the BlackRock fund complex will address discrepancies in tax expenses going forward.

Response: Each fund in the BlackRock fund complex will review its respective Annual Report for tax expenses incurred during each fiscal year and will include the appropriate expenses in the fee table of the fund’s prospectus during the annual update of its registration statement.

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Please do not hesitate to contact me at (212) 728-8629 if you have comments or if you require additional information regarding the Annual Reports.

Respectfully submitted,

/s/ Mia G. Pillinger

Mia G. Pillinger

cc:	Benjamin Archibald, Esq.

Gladys Chang, Esq.

Elliot J. Gluck, Esq.

Jesse Kean, Esq.